

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Johanna Cronin
Manager
StartEngine Collectibles Fund I LLC
3900 W Alameda Ave., Suite 1200
Burbank, CA 91505

      Re: StartEngine Collectibles Fund I LLC
          Form 1-A POS
          Filed May 31, 2022
          File No. 024-11416

Dear Ms. Cronin:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ryan Lichtenfels at 703-434-0122 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Jamie Ostrow